

Mail Stop 4631

October 27, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Kurt L. Darrow
President and Chief Executive Officer
La-Z-Boy Inc.
1284 North Telegraph Road
Monroe, MI 48162-3390

> **RE: Form 10-K for the fiscal year ended April 25, 2009**
> **Form 10-Q for the period ended July 25, 2009**
> **Definitive Proxy Statement on Schedule 14A filed July 1, 2009**
> **File No. 001-09656**

Dear Mr. Darrow:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 10-K FOR THE YEAR ENDED APRIL 25, 2009</p>

Risk Factors, page 9

General

1. In future filings, please delete the third and last sentences in the first paragraph in this section. All known material risks should be described. If risks are not deemed material, you should not reference them.

2. In future filings, please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility. Please also try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks, including, but not limited to, the following:

    - Given the significant discrepancy between your current market capitalization and the book value of your equity (we note the $40.4 million impairment charge discussed in the middle of page 21 of your MD&A disclosure), your "… We could incur charges for impairment of long-lived assets if we cannot meet our earnings expectations for these markets" risk factor disclosure on page 9 needs to quantify, to the extent possible, the actual impairment risks and the potential impact to your earnings; and
    - The disclosure in the second paragraph of "Increased reliance on foreign sourcing…" risk factor on page 9, should address the actual risks arising from doing business in specific countries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Operations: Year Ended April 25, 2009, page 22

3. Please revise your future filings to quantify how your sales and operating margin for the Upholstery Group for the year ended April 25, 2009 were impacted by the change in shipping terms from "upon delivery" to "upon shipment" during the first quarter of 2009. Please show us in your supplemental response what the revisions will look like.

4. Please revise your future filings to more fully explain how the change in the reporting of the retail distribution centers to the Upholstery Group affected the timing of inter-company sales for the 2009 fiscal year compared to the 2008 fiscal year. To the extent that this change materially impacted the fiscal 2009 operating income of the Upholstery and Retail Groups, the effect of the change should be highlighted and quantified in your MD&A. Please show us in your supplemental response what the revisions will look like.

5. You disclose on page six of your Form 10-K that you offer extended payment terms as part of sales promotions. Please show us how you will revise your MD&A in future filings to address the following:

    - Identify the periods during which you offered extended payment terms;
    - Describe how the offering of these terms has favorably impacted sales in one quarter and possibly negatively impacted, or will negatively impact, the next quarter's sales; and
    - Discuss how cash flows in the current and future quarters have been or will be impacted by the extended payment terms.

Please ensure that your revised disclosures provide quantification where possible so that investors are able to determine the extent to which these extended terms affected your operating results and cash flows.

Liquidity and Capital Resources, page 30

6. In future filings, please revise your table of contractual cash obligations on page 33 to include a footnote that discloses the assumptions you made to derive the amounts of interest obligations presented.

Critical Accounting Policies

Revenue Recognition and Related Allowances, page 34

7. During 2009, your allowance for doubtful accounts grew at a disproportionally high rate of nearly 60% over the prior year, while your sales decreased approximately 15% over the same period. Please show us in your supplemental response how you will revise your MD&A and critical accounting policies in future filings, as appropriate, to address the following:

- Disclose your policy for charging off uncollectible receivables as well as your policy for determining past due or delinquency status;
- Explain the reasons for the significant increase in the allowance despite a 15% decrease in sales;
- Provide a summary of allowance balances and bad debt expense by segment for each period presented;
- Provide a detailed explanation of management's approach for evaluating the financial health of independent dealers and customers in general as well as evaluating the collectability of both account receivables past due and account receivables due on extended payment terms. Your discussion should also address how management determines whether collectability remains reasonably assured at the time you recognize revenue from dealers and customers with past due balances; and
- Quantify the number of independent dealers with past due balances as of April 25, 2009 and July 25, 2009. Please also tell us the number of La-Z-Boy Furniture Galleries owned by these dealers.

Long-lived Assets Impairment, page 34

8. In light of the long-lived asset impairments recognized during fiscal 2009, we believe you should revise your future filings to provide information for investors to assess the probability of an additional material impairment charges in the future. To the extent that you determined the fair value of any of your key long-lived asset groups did not substantially exceed the asset group's carrying value, please disclose:

- Percentage by which fair value exceeded carrying value as of the date of your most recent impairment test;
- Amount of long-lived assets allocated to the asset group;
- Description of the methods and key assumptions used to determine fair value and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please show us in your supplemental response what the revisions will look like.

Pensions, page 35

9. In light of the increase in your discount rate from 6.6% for fiscal 2009 to 7.2% for fiscal 2010, please tell us how you determined the fiscal 2010 rate as compared to the fiscal 2009 rate and explain any changes in methodology used. If you were using the Citigroup High Grade Credit index rate of 6.81% at April 25, 2009, please tell us how you determined the amount of the increase from the index rate. Please tell us if you used the Citigroup High Grade Credit index rate for all periods presented in your filing and if so, tell us how you determined the amount of increase/decrease from the index rate in those periods as well. Your response should explain how you were able to determine that the adjustments to the index rate in each period were appropriate.

Consolidated Financial Statements

Consolidated Statement of Operations, page 42

10. Please revise your future filings to present goodwill impairment losses separate from other intangible asset impairment losses. Please refer to paragraph 43 of SFAS 142.

Consolidated Statement of Cash Flows, page 44

11. Please revise the operating activities section of your statement of cash flows in future filings to present changes in other assets separate from changes in other liabilities.

Note 1: Accounting Policies, page 46

12. Please revise your accounting policy footnote (as well as other disclosures throughout the filing where appropriate) in future filings to disclose in greater detail the types of costs included in cost of goods sold and selling, general and administrative expenses. Please disclose, if true, that commission expenses are included in selling, general and administrative expenses. Please also disclose whether you include inbound freight

charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of the costs of your distribution network from cost of goods sold, please disclose:

- here and in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

13. Please revise your accounting policy footnote in future filings to indicate if you include an allocation of your depreciation and amortization to cost of goods sold. If you do not include depreciation or amortization in your cost of goods sold, please revise your description of cost of goods sold on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of goods sold (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of goods sold. See SAB Topic 11:B.

14. Please revise your accounting policy footnote (as well as other disclosures throughout your filing where appropriate) in future filings to explain the following and show us in your supplemental response what the revisions will look like:
    - The nature and terms of your agreements with retailers to display and merchandize products and sell them to consumers in dedicated retail space;
    - How you account for inventory, sales, and advertising associated with your agreements with retailers; and
    - Describe whether you or the retailer are responsible for the on-going management of the dedicated retail space. Your discussion should also address who pays for any leasehold or other improvements required in the space and how you account for the on-going costs of managing the dedicated retail space.

15. Please show us how you will revise your accounting policy footnote and your critical accounting policy disclosures on page 34 in future filings to explain which inventories are accounted for using LIFO as compared to FIFO. To the extent that you use both methods for the same type of inventory, please ensure that your revised future filing disclosures address the reasons why.

16. Your disclosures on page 50 indicate that you account for the reimbursement of advertising campaign by recognizing reimbursements from independent dealers as a component of sales. Please tell us the accounting literature you relied upon to support your treatment, including how you considered the provisions of EITF 02-16.

Note 9: Operating Leases, page 57

17. Please revise your future filings to disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease payments. If, as we assume, each of these items is included in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment. Please show us in your supplemental response what the revisions will look like.

Note 11: Financial Guarantees and Product Warranties, page 60

18. Please revise your future filings to disclose the number of claims settled, the average time period to settle claims, and the average cost per claim settled for each period presented. Please also revise to explain why, despite a significant sales decline in fiscal 2009 compared to fiscal 2008, there was no significant change to the product warranty liability as of April 25, 2009. Please show us in your supplemental response what the revisions will look like.

Note 15 – Segment Information, page 64

19. In future filings, please revise your table on page 65 to present the elimination or reversal of transactions between reportable segments in a separate column so that readers are more easily able to determine the impact of VIEs on your consolidated sales for each period presented. Similar changes should be made to your table on page 22. Please see paragraph 32 of SFAS 131. Please show us in your supplemental response what the revisions will look like.

Note 21: Fair Value Measurements, page 73

20. It is unclear why the table near the bottom of page 73 is labeled as "unaudited". Please confirm that this disclosure was included in the audit performed by your independent auditors for the year ended April 25, 2009 and revise the table in future annual filings to remove the "unaudited" reference.

21. Given your significant asset impairments recognized during the year ended April 25, 2009, please revise your future filings to provide the disclosures required by paragraphs 33 through 35 of SFAS 157 for all assets, as well as liabilities if applicable, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Please note that these disclosures are intended to enable users of your financial statements to assess the inputs used to develop your fair value measurements. Please show us in your supplemental response what the revisions will look like.

FORM 10-Q FOR THE PERIOD ENDED JULY 25, 2009

Unaudited Consolidated Financial Statements

Note 4: Restricted Cash, page 8

22. Please revise your financial statement footnotes in future filings to disclose the extent to which you have excess loss insurance. Your revised disclosures should quantify the thresholds at which the excess loss insurance coverage would take effect for each risk (e.g. workers compensation, automobile liability, etc.) and should identify the risks for which you have no excess loss coverage. Please also revise your MD&A to more fully explain the potential future implications to your liquidity, operating results, and financial condition as a result of your decision to terminate the captive insurance company and assume obligations for your workers compensation claims. Please show us in your supplemental response what the revisions will look like.

Note 9: Total Comprehensive Income (Loss), page 10

23. Please revise this table in future filings to also reconcile from total consolidated net income (loss) to total consolidated comprehensive income (loss) by adding another column for each period to your table. Please refer to paragraph 38(a) of ARB No. 51, as amended by SFAS 160.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Operations: Quarter ended July 25, 2009, page 22

24. Please show us how you will revise your segment MD&A in future filings to provide a more comprehensive analysis of your results of operations for the Upholstery Group and Retail Group as well as the operating losses pertaining to corporate and other. For example, your current discussion does not adequately address how the Upholstery Group was able to achieve a 65% increase in operating income despite a 17% decline in sales during the quarter or how the Retail Group was able to achieve a 43% reduction in operating losses despite a 15% reduction in sales. Furthermore, your discussion of corporate and other operating margins do not provide an indication as to the cause of the operating losses for either of the periods presented.

25. It appears that your inventory balances have increased by 1.5% from April 25, 2009 to July 25, 2009 while sales for the quarter ended July 25, 2009 decreased approximately 7.5% compared to the quarter ended April 25, 2009. Please revise your MD&A in future filings to explain the reason for increase in inventory despite the decrease in sales. We note your disclosure on page 24 that your Casegoods Group continued to offer deep discounts in order to sell slow moving and obsolete inventory. In the interest of providing more transparent disclosure to investors about the impact of slow moving and obsolete inventory on your operating results, please quantify for us the dollar amount of lower of cost or market adjustments, if any, recognized by each operating segment during the years ended April 25, 2009, April 26, 2008 and the interim periods ended July 25, 2009 and July 26, 2008. Please show us in your supplemental response what the revisions will look like.

26. It appears from your balance sheet and cash flow statement that you recognized approximately $2.3 million of bad debt expense during the quarter ended July 25, 2009 (a 44% decline over the comparable prior year quarter) and wrote off approximately $6.3 million of receivables during the same period. Please revise your MD&A in future filings to more clearly explain how you determined that a reduction to bad debt expense was appropriate in light of the level of receivable write-offs during the quarter. Please show us in your supplemental response what the revisions will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED JULY 1, 2009

Compensation Discussion and Analysis

Base Salary, page 16

27. You disclose that Messrs. Darrow, Riccio and Sawyer received an increase in their base salaries upon the compensation committees' review of their individual performance. In future filings, please disclose the reasons for such changes in salary. This discussion should include each named executive officer's personal objectives and specific contributions and achievements contextualized for purposes of demonstrating how they resulted in specific compensation decisions. Please refer to Item 402(b)(2)(vii) and (ix) of Regulation S-K.

Management Incentive Plan, page 16

28. We note your disclosure here and in the second paragraph of the "Analysis – Performance Awards were Not Earned…" discussion on page 18, that you are not disclosing the applicable financial targets for competitive reasons. Please provide on a supplemental basis a detailed explanation for the conclusion that disclosure of the financial targets is not required because it would result in competitive harm such that the targets could be excluded, in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Please note that we may have additional comments upon review of your response.

Long-Term Compensation, page 18

29. In future filings, please disclose in more detail the factors taken into consideration by the compensation committee in determining the number of restricted stock awards granted to each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

Fiscal 2010 Grants, page 18

30. We note your disclosure about the reintroduction of stock options into the company's long-term incentive program. In accordance with Item 402(b)(2)(iii) of Regulation S-K, in future filings please disclose the reasons behind the compensation committee's decision to allocate a portion of the long-term compensation to option awards.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief